SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                                IBL BANCORP, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share

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                         (Title of Class of Securities)


                                   449219 10 4
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)


                                Page 1 of 5 Pages

CUSIP NO. 449219 10 4                                          Page 2 of 5 Pages
---------------------                                          -----------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bobby E. Stanley

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                       (b) [_]

3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          8,008

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          4,241

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          7,727

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          4,241

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,249

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8%

12.       TYPE OF REPORTING PERSON

          IN

CUSIP NO. 449219 10 4                                          Page 3 of 5 Pages
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Item 1(a)    Name of Issuer:

             IBL Bancorp, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             23910 Railroad Avenue
             Plaquemine, Louisiana 70764

Item 2(a)    Name of Person Filing:

             Bobby E. Stanley. Mr. Stanley is a member of the Board of Directors of the Issuer.

Item 2(b)    Address of Principal Business Office or, if None, Residence:

             Bobby E. Stanley
             745 Court Street
             Port Allen, Louisiana 70767

Item 2(c)    Citizenship:

             United States.

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.01 per share

Item 2(e)    CUSIP Number:

             449219 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             This statement is filed pursuant to Rule 13d-1(c), and none of the boxes in (a) through (j) are applicable to the reporting person.

Item 4.      Ownership.

             (a)  Amount beneficially owned:

             12,249

             (b)  Percent of class: 5.8%

CUSIP NO. 449219 10 4                                          Page 4 of 5 Pages
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             (c)     Number of shares as to which such person has:

             (i)     Sole power to vote or to direct the vote        8,008
                                                                ----------------
             (ii)    Shared power to vote or to direct the vote      4,241
                                                                ----------------
             (iii)   Sole power to dispose or to direct the
                     disposition of                                 7,727
                                                                ----------------
             (iv)    Shared power to dispose or to direct the
                     disposition of                                 4,241
                                                                ----------------

             *Excludes the unallocated shares held by the ESOP, of which Mr. Stanley is one of three trustees. Also excludes the unvested options Mr. Stanley was awarded in 1999 which are not exercisable within the next 60 days. The 8,008 shares as to which the reporting person has sole voting power include 1,406 shares that may be received upon exercise of currently exercisable stock options, and 281 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plan. The reporting person does not have dispositive power over the 281 unvested restricted shares.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable since the reporting person owns more than 5% of the class.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable since the reporting person is not a member of a group.

Item 9.      Notice of Dissolution of Group.

             Not applicable since the reporting person is not a member of a group.

CUSIP NO. 449219 10 4                                          Page 5 of 5 Pages
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Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001                 By:    /s/ Bobby E. Stanley
                                      ----------------------------
                                         Bobby E. Stanley